
07003572

ATES
NGE COMMISSION
C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAR
1 2007
WASH. D.C.
186
SECTION

OMB APPROVAL	
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SEC FILE NUMBER
8- 52937

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spartan Securities Group LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 2ND Avenue South, Suite 300N
(No. and Street)

St. Petersburg (City) FL (State) 33701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Lopez 727.502.0508
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kingery and Crouse, PA
(Name – *if individual, state last, first, middle name*)

2801 W. Busch Blvd, #200 (Address) Tampa (City) FL (State) 33618 (Zip Code)

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Lopez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spartan Securities Group LTD., as of December 31st, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FINOP

Title



CHRISTY CAMPASSI
MY COMMISSION #DD451143
EXPIRES: JUL 14, 2009
Bonded through 1st State Insurance

C. Campassi

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KINGERY
&CROUSE PA
CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
186
SECTION

To the Partners of
Spartan Securities Group, Ltd.:

In planning and performing our audit of the financial statements of Spartan Securities Group, Ltd. (the "Partnership") as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. *Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)*

2. *Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13*

3. *Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System*

4. *Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3*

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our

2801 West Busch Boulevard, Suite 200, Tampa, Florida 33618
Phone: 813.874.1280 ■ Fax: 813.874.1292 ■ www.TampaCPA.com

consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kingery & Crouse P.A.

February 28, 2007

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

Financial Statements and
Supplementary Information
as of and for the year ended
December 31, 2006
and
Report of Independent Registered
Public Accounting Firm

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

TABLE OF CONTENTS


KINGERY
&CROUSE PA
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Spartan Securities Group, Ltd.:

We have audited the accompanying statement of financial condition of Spartan Securities Group, Ltd. (a Florida limited partnership) (the "Partnership") as of December 31, 2006, and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained at page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kingery & Crouse P.A.

February 28, 2007

2801 WEST BUSCH BOULEVARD, SUITE 200, TAMPA, FLORIDA 33618
PHONE: 813.874.1280 ■ FAX: 813.874.1292 ■ WWW.TAMPACPA.COM

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents, including restricted cash of $15,704	$	55,643
Receivable from clearing broker (net of allowance for doubtful accounts of $0)		113,465
Securities owned – marketable equities at market value		284,398
Deposit with clearing broker		404,207
Furniture, fixtures and equipment – net of accumulated depreciation of $22,316		38,879
Other assets		1,160
TOTAL	$	897,752

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Payable to broker	$	246,156
Securities sold, not yet purchased, at market value		41,425
Commissions payable		34,098
Accounts payable		42,632
Accrued liabilities		28,847
Total liabilities		393,158
Partners' capital		504,666
Less due from related parties		(72)
Total partners' capital		504,594
TOTAL	$	897,752

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Securities commissions and fees	$ 463,113
Investment banking	74,674
Trading gains and losses	1,156,572
Interest and dividend income	7,103
Other	11,228
Total revenues	1,712,690
EXPENSES:	
Compensation, commissions and benefits	846,760
Clearance and execution costs	345,668
Communications and information technology	254,631
Occupancy and equipment costs	60,580
Other administrative expenses	165,024
Business development	13,674
Impairment loss	50,000
Interest	22
Total expenses	1,736,359
Net loss	$ (23,669)

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

	General Partner	Limited Partners	Total
Balances – December 31, 2005	$ 207,826	$ 317,323	$ 525,149
Capital contributions	48,321	150,000	198,321
Partners' distributions	(54,988)	(140,147)	(195,135)
Net loss	(24,300)	631	(23,669)
Subtotal	176,859	327,807	504,666
Due from related parties	(72)	-	(72)
Balances – December 31, 2006	$ 176,787	$ 327,807	$ 504,594

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(23,669)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		10,143
Increase (decrease) in cash flows from changes in operating assets and liabilities:		
Receivable from clearing broker		(55,934)
Securities owned		(163,287)
Deposit with clearing broker		4,350
Other assets		4,340
Accounts payable and accrued liabilities		(4,810)
Securities sold, not yet purchased		17,405
Commissions payable		13,174
Payable to broker		174,394
NET CASH USED IN OPERATING ACTIVITIES		(23,894)
CASH USED IN INVESTING ACTIVITIES -		
Purchases of property and equipment		(5,685)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		198,321
Partners' distributions		(195,135)
Due from related parties		21,222
NET CASH PROVIDED BY FINANCING ACTIVITIES		24,408
NET CHANGE IN CASH AND CASH EQUIVALENTS		(5,171)
CASH AND CASH EQUIVALENTS (including restricted cash) – Beginning of year		60,814
CASH AND CASH EQUIVALENTS (including restricted cash) – End of year	$	55,643
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -		
Interest paid	$	22
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITY –		
Purchase of computer equipment included in accounts payable	$	7,422

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE A – NATURE OF BUSINESS

Spartan Securities Group, Ltd. (The "Partnership") is a Florida limited partnership that is a member of the National Association of Securities Dealers (NASD) and is registered with the US Securities and Exchange Commission (SEC) as a securities broker-dealer. The Partnership provides securities trading, underwriting, investment banking and brokerage services for individuals, institutions and corporations. The Partnership, like other broker-dealers, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

The Partnership consists of a General Partner and certain Limited Partners. Profits and losses are generally allocated to individual partners' capital accounts in proportion to their individual interests. The Partnership was originally formed in July 2000; however, an Amended and Restated Agreement of Limited Partnership became effective May 30, 2004. The Partnership will continue in existence until December 31, 2011, unless extended by the General Partner to a date not later than December 31, 2021.

The information included in the financial statements regarding provisions of the Partnership Agreement provides only general information. Reference should be made to the Partnership Agreement and related documents for a complete description of the Partnership provisions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements are prepared using the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates included in the accompanying financial statements include the valuation of securities owned and securities sold, not yet purchased. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. It is at least reasonably possible that our estimates could change in the near term with respect to this matter.

Revenue Recognition – The Partnership is engaged in the securities broker-dealer business, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. The following summarizes the Partnership's accounting policies:

> ***Securities Transactions*** – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the

Partnership are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis and the recognition of commission income and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment Banking – Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory Income – Investment advisory fees are received monthly, but are recognized as earned on a pro rata basis over the term of the contract.

Customer Accounts - The Partnership operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Partnership clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. A special reserve account is not required for the benefit of customers in accordance with rule 15c3-3k (2) (ii) of the Securities and Exchange Commission.

Cash and Cash Equivalents – The Partnership includes as cash and cash equivalents amounts invested in money market mutual funds, as well as all other highly liquid investments with an original maturity of three months or less.

Receivable from Clearing Broker and Allowance for Doubtful Accounts – Our credit terms for our receivable from the clearing broker are typically net 30 days. We perform ongoing credit evaluation of our clearing broker and do not require collateral to support the collectibility of such receivable. Receivables are determined to be past due if payment is not made in accordance with the terms of our contracts and receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the receivables in light of historical experience, the existence of any adverse situations, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Substantially all of the receivables existing at December 31, 2006 have been recovered subsequent to year end.

Fair Value of Securities – Securities owned – marketable equities and securities sold, but not yet purchased, are valued at market value with the resulting unrealized gains and losses included in income. The market value of securities owned is determined by the Partnership utilizing quoted market prices, dealer quotes, or prices obtained from third parties. Not readily marketable securities are value at the estimated fair value of the securities.

Furniture, Fixtures and Equipment –Furniture, fixtures and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally five years. Expenditures for repairs and maintenance are charged to operations as incurred.

Long-lived Assets – In accordance with Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("FAS 144") the Partnership evaluates the recoverability of long-lived assets and the related estimated remaining lives when events or circumstances lead management to believe that the carrying value of an asset may not be recoverable. At December 31, 2006, management determined that a note receivable was not recoverable and charged operations for $50,000. At December 31, 2006, management believes that all of its remaining long-lived assets are recoverable.

Income Taxes - The Partnership is not subject to federal and state income taxes; therefore, no provision for income taxes is provided in these financial statements. Each partner will report their pro rata share of the Partnership's operations on their respective income tax return.

Advertising Costs – Advertising costs are charged to operations as incurred and amounted to $350 for the year ended December 31, 2006.

Accounting Pronouncements - The Financial Accounting Standards Board and other entities issued new or modifications to, or interpretations of, existing accounting guidance during 2006. The Partnership has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Partnership's reported financial position or operations in the near term.

NOTE C – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Partnership clears substantially all of its proprietary and customer transactions through a clearing broker-dealer on a fully disclosed basis. At December 31, 2006, the amount receivable from clearing broker of $113,465 consists of fees and commissions receivable and proceeds from proprietary trading activity. At December 31, 2006, the amount payable to broker relates to proprietary securities transactions and is collateralized by securities owned and the deposit with the clearing broker.

NOTE D – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2006, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	*Sold, Not Yet Purchased*
Equities	$ 284,398	$ 41,425

NOTE E – COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Lease – The Partnership leases its office space under an operating lease agreement expiring in July 2007. The lease provides for annual renew terms through January 2009. Under an informal agreement, the Partnership shares its leased office space with a related entity. For

the year ended December 31, 2006, rent expense was approximately $49,000, which is net of $21,236 of rent allocated to the related party. Approximately $3,800 is due from this related party as of December 31, 2006.

Management Fee - Pursuant to the terms of the Partnership Agreement, the General Partner is entitled to a monthly management fee, which is treated as a guaranteed payment, from the Partnership equal to one-twelfth (1/12) of one percent (1%) of the Partnership Net Asset Value determined as of the last business day of the preceding month. There were no management fees incurred as the General Partner permanently waived the requirement to receive such fees for the year ended December 31, 2006.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments, as defined in Financial Accounting Standard No. 107, "Disclosures about Fair Values of Financial Instruments", consist of cash, evidence of ownership in an entity and contracts that both (i) impose on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (ii) conveys to that second entity a contractual right (a) to receive cash or another financial instrument from the first entity or (b) to exchange other financial instruments on potentially favorable terms with the first entity. Accordingly, the Partnership's financial instruments consist of cash and cash equivalents, the amounts due to and from the clearing broker, securities owned and sold, not yet purchased, accounts and commissions payable and accrued liabilities.

The carrying values of the Partnership's cash and cash equivalents, receivable and payable to the clearing broker, securities sold and owned, not yet purchased, accounts and commissions payable and accrued liabilities approximates their respective fair values due to their short-term nature.

As such, financial instruments, which potentially subject the Partnership to significant concentrations of credit risk consist primarily of cash and cash equivalents. With respect to cash and cash equivalents, the Partnership frequently maintains such balances in excess of federally insured limits. The Partnership has not experienced any losses in such accounts.

The Partnership's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such non-performance by its customers. The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduced positions, when necessary.

The Partnership is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost of the Partnership to acquire these securities may exceed the liability reflected in the financial statements.

NOTE G – NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Partnership's net capital of $399,622 was $166,162 in excess of its required net capital of $233,500. At December 31, 2006, the Partnership's aggregate indebtedness to net capital ratio was .88 to 1.

SPARTAN SECURITIES GROUP, LTD.

SUPPLEMENTARY INFORMATION -COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

Net capital:		
Total partners' capital	$	504,666
Total partners' capital qualified for net capital		504,666
Deductions:		
Restricted cash		15,704
Furniture, fixtures and equipment – net		38,879
Other assets		29
Due to related parties – net		72
Total deductions		54,684
Net capital before haircuts on securities positions (tentative net capital)		449,982
Haircuts on securities -		
Trading and investment securities		50,320
Net capital	$	**399,662**
Less: Minimum net capital requirements per Rule 15c3-1 (a-3) Greater of 6⅔ % of aggregate indebtedness or $233,500	$	(233,500)
Excess net capital	$	166,162
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	364,489
Aggregate indebtedness:		
Accounts payable and other liabilities	$	71,479
Commissions payable		34,098
Payable to broker		246,156
Total aggregate indebtedness	$	351,733
Ratio: Aggregate indebtedness to net capital		**.88 to 1**
Reconciliation of net capital to Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital as reported in Company's Part II unaudited FOCUS report	$	440,536
Audit adjustment to classify deposit with old clearing broker as restricted cash		(15,704)
Audit adjustment to record equipment (nonallowable asset)		(7,422)
Audit adjustment to correct recognition of revenue for advisory fees		(10,000)
Audit adjustments to record additional operating expenses		(30,279)
Audit adjustment to record impairment of securities owned		(6,000)
Audit adjustment to record due from related party, net (nonallowable)		(72)
Audit adjustment to eliminate accounts receivable and reverse its previously reported classification as a nonallowable asset		28,632
Other		(29)
Net capital, per above	$	399,662

See notes to financial statements.

END